The BeerFit Running Series

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

TABLE OF CONTENTS

ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
The BeerFit Running Series
Atlanta, GA

We have reviewed the accompanying balance sheets of The BeerFit Running Series as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Todd and Todd, LLP
June 13, 2016

THE BEERFIT RUNNING SERIES
BALANCE SHEETS
DECEMBER 31, 2015 AND 2014

ASSETS

	2015	2014
Current Assets		
Cash	$ 481,084	$ 31,578
Total Current Assets	481,084	31,578
TOTAL ASSETS	$ 481,084	$ 31,578

LIABILITIES AND MEMBERS' EQUITY

	2015	2014
Current Liabilities		
Accounts Payable	$ 9,625	$ 0
Unearned Revenue	113,400	0
Sales Tax and Payroll Liabilities	6,638	0
Sales Tax Payable - Participant	(167)	0
Total Current Liabilities	129,497	0
Members' Equity		
Members' Equity	351,587	31,578
Total Members' Equity	351,587	31,578
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 481,084	$ 31,578

See accountants' review report and accompanying notes to the financial statements.

THE BEERFIT RUNNING SERIES
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
SALES	$ 701,514	$ 173,948
COST OF SALES	11,561	0
GROSS PROFIT	689,954	173,948
OPERATING EXPENSES	979,945	155,370
NET OPERATING INCOME	**(289,991)**	**18,578**
NET INCOME	(289,991)	18,578
Members' Equity, Beginning of Period	31,578	0
Members' Contribution	610,000	20,000
Members' Distribution	0	(7,000)
Members' Equity, End of Period	$ 351,587	$ 31,578

See accountants' review report and accompanying notes to the financial statements.

THE BEERFIT RUNNING SERIES
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES		
Net Income (Loss)	$ (289,991)	$ 18,578
Noncash items included in net income		
Accounts Receivable	0	0
Accounts Payable	9,625	0
Sales Tax Payable - Participant	(167)	0
Payroll Liabilities	6,638	0
Unearned Revenue	113,400	0
NET CASH FROM (USED BY) OPERATNG ACTIVITIES	(160,494)	18,578
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
Members' Contribution	610,000	20,000
Members' Distribution	0	(7,000)
NET CASH FROM (USED BY) FINANCING ACTIVITIES	610,000	13,000
NET INCREASE (DECREASE) IN CASH	**449,506**	**31,578**
CASH AT BEGINNING OF YEAR	31,578	0
CASH AT END OF YEAR	$ 481,084	$ 31,578

See accountants' review report and accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

THE BEERFIT RUNNING SERIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of The BeerFit Running Series (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The BeerFit Running Series is a legal dba of the entity Monday Night Mile LLC. The BeerFit Running Series is a beer run event production company delivering running races across the country. The Company currently offers two formats to runners of all abilities: 1) A Beer Mile 2) A Classic 5k. A sixty minute timed run will be launched this summer for more competitive runners. The Company also sells beer and running apparel nationwide. The BeerFit Running Series aims to produce events for the running community with a shared belief of earning their beer.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unearned Revenue

The Company sells tickets in advance of its events. This revenue is charged to unearned revenue in case an event is cancelled and participants are due a refund. The revenue is recognized at the completion of each event. Unearned revenue for the year ending December 31, 2015 was $113,400.

THE BEERFIT RUNNING SERIES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

Note 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sales Tax

The Partnership conducts business in several states. Management reviews the sales tax requirements of each state and collects and remits sales tax accordingly.

Note 2 – INCOME TAXES

As of January 1, 2014, the Company elected under the Internal Revenue Code to be taxed as a Partnership. In lieu of Partnership income taxes, the members of a Partnership are taxed on the proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or State income taxes has been included for 2015 or 2014.

Note 3 – Members' Equity

During 2014 and 2015, the Members' of the Company contributed a total of $630,000 to the Company.

SUPPLEMENTARY INFORMATION

THE BEERFIT RUNNING SERIES
SUPPLEMENTARY INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
SCHEDULE I - OPERATING EXPENSES		
Event	238,090	58,645
Marketing & Advertising	169,970	43,083
Venue	139,850	10,675
Payroll Expenses	72,394	0
Meals, Travel & Lodging	66,931	15,314
Legal	53,691	865
Course	52,707	6,714
Payroll & Taxes	42,871	11,370
Insurance	34,897	3,728
Professional Fees	27,957	0
Logistics	26,849	295
Office Administration	23,783	337
Office & Warehouse Rent	8,928	299
Interest	5,617	0
Communication	4,190	237
Uncategorized	3,952	3,729
Office	3,606	0
Taxes	2,685	0
Service/Finance Charges	928	80
Overhead	49	0
	$ 979,945	$ 155,370

See accountants' review report.